1000 HAWTHORN CROSSINGS LLC

(a Delaware limited liability company)

Form C

Disclosures in Reg CF Offering

May 28, 2026

Revised July 16, 2026

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	1000 Hawthorn Crossings LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	April 16, 2026
Kind of Entity	Limited Liability Company
Street Address	1 S Dearborn Street, 20th Floor, Chicago, Illinois 60603, United States
Website Address	https://www.chicagotrend.com/

	Most Recent Fiscal Year	Previous Fiscal Year
Total Assets	$0.00	$0.00
Cash & Equivalents	$0.00	$0.00
Account Receivable	$0.00	$0.00
Short-Term Debt	$0.00	$0.00
Long-Term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00

Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ________________

NO _______X_______

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Lyneir Richardson	
All positions with the Company and How Long for Each Position	**Position:** CEO and Co-Founder of the Manager, Chicago TREND Corporation	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	CEO of Chicago TREND for 10 years, has purchased and managed 7 shopping centers, sold one generating returns for investors, and raised $12M in PRI for the TREND Fund. This project will be 4th listing on SmallChange.co	
Principal Occupation During Last Three Years	Co-Founder and CEO, Chicago TREND; Assistant Professor at Rutgers University	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_X___ Yes ______ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Rutgers University	**Business:** Education

Person #2

Name	Robert Weissbourd	
All positions with the Company and How Long for Each Position	**Position:** Co-Founder, Chicago TREND Corporation	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Co-Founder of Chicago TREND and President of RW Ventures LLC, with over 25 years of experience leading inclusive economic development initiatives and strategy.	
Principal Occupation During Last Three Years	President, RW Ventures, LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Lyneir Richardson
Name	Robert Weissbourd

§227.201(d) – The Company's Business and Business Plan

See Exhibit A, the Business Plan

Highlights

- **Strategic.** Purchase profitable urban community shopping centers in partnership with entrepreneurs and community investors
- **Building local wealth.** Providing a path for increased ownership opportunities of real estate assets
- **Special matching grant.** $1,000 grant for eligible neighbors in the 55411, 55412, and 55430 ZIP codes.
- Supporting local talent. Providing opportunities to minority-owned businesses and opportunities for local community employment
- **Scalable.** Planning to provide investment opportunities in up to 12 service-oriented community shopping centers
- **Black-owned.** Project led and owned by a Black team
- **Return.** Up to 49% pro-rata share of cash flow and profit to investors

About the Project

TREND is launching a crowdfunding campaign to allow North Minneapolis residents and other socially-minded impact investors – with as little as $1,000 – to co-own Hawthorn Crossings, a 51,459 square foot neighborhood shopping center on the West Broadway commercial corridor in Minneapolis, Minnesota.

TREND has signed a contract to acquire the shopping center, located at 902–1030 W Broadway Avenue, from Sherman Associates for $9,375,000 (the "Project"). The Shopping Center spans nearly 800 feet of frontage on West Broadway, the economic hub of North Minneapolis, and is anchored by U.S. Bank, O'Reilly Auto Parts, and McDonald's, alongside locally owned businesses serving the neighborhood. TREND will support existing operators, fill remaining vacancies, and explore value-add development opportunities on the site. TREND has formed 1000 Hawthorn Crossings LLC to own the Project and to conduct the crowdfunding campaign and will act as the manager of the company.

Hawthorn Crossings sits in the heart of the historically disinvested neighborhood (50% Black, versus 18.8% citywide) at a moment of real momentum.[1] The African American Leadership Forum's Northside Forward, a community-led, $1.5 billion, 10-year plan, designates the site as a primary growth node. Hundreds of millions in nearby investment are converging on the corridor, including NEON's $22M Collective Kitchens food incubator directly across the street and the $68M Satori Village mixed-use development next door.

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[1] https://www.zip-codes.com/zip-code/55411/zip-code-55411.asp

This is TREND's eighth community-ownership project and its first in Minneapolis. TREND owns six shopping centers across four cities in partnership with 462+ local and small-dollar investors (70% Black, 44% women).[2]

Special Neighborhood Grant Opportunity. For each of the first 40 residents the first 40 individuals who live or work in the 55411, 55412, and 55430 ZIP codes who invest $1,000 into the crowdfunded Offering, TREND CDC will provide a $1,000 match—a concrete pathway for Northside residents to build equity in their own neighborhood. Thank you to Impact Charitable for making this match possible.[3] Read the business plan for more detail.

About the Change

SMALL CHANGE INDEX™



PEOPLE	
Minority-owned	✓
Woman-owned	
Diverse workforce	✓
Diverse construction team	✓
Community benefits agreement	✓
Community equity participation	✓
Community ownership model	✓





PROJECT	
Business incubator	
Renovation	✓
Activates the street	✓
Reduced parking	
Minimal site impact	✓
LEED-rated/Passive house/Net Zero	
Alternative energy sources	✓

PLACE	
In an urban metro area	✓
Close to a business district	✓
Serves an under-served population	✓
Walking + Biking paradise	✓
Access to public transit	✓
Close to park or public space	✓
Fresh food easily accessible	✓

About the Developer

Lyneir Richardson is co-founder and CEO of The Chicago TREND Corporation.[4] [5] He is an experienced commercial and residential real estate developer with over 20 years of experience in urban retail development.

Lyneir is also an Assistant Professor of Professional Practice in the Department of Management and Global Business at Rutgers Business School in Newark, New Jersey, and the Executive Director of the Rutgers Center for Urban Entrepreneurship and Economic Development (CUEED), where he leads capacity-building programs that have assisted over 600 entrepreneurs.[6] [7] Lyneir is a Non-Resident Senior

[2] https://www.chicagotrend.com/TREND-inclusively-owned-shopping-centers
[3] https://impactcharitable.org/
[4] https://www.chicagotrend.com/
[5] https://www.linkedin.com/in/lyneir/
[6] https://www.business.rutgers.edu/faculty-research/management-global-business
[7] https://www.business.rutgers.edu/cueed

Fellow at the Brookings Institution and a Wealth Innovation Fellow at the Aspen Institute Financial Security Program .

[8]Lyneir has served as Chief Executive Officer of the primary economic development corporation in Newark, for two different mayoral administrations. He was Vice President of Urban Development at General Growth Properties, Inc., where he led the national initiative to bring quality shopping centers to ethnic neighborhoods in large U.S. cities. Early in his career, Lyneir founded Lakeshore Development Construction Company and was recognized by the U.S. Small Business Administration as Illinois Young Entrepreneur of the Year. He started his career as a corporate attorney at the First National Bank of Chicago.

Lyneir is a graduate of Bradley University and the University of Chicago Law School. He serves on the Boards of the International Economic Development Council, New Growth Innovation Network, Newark Parks Foundation, New Jersey Community Capital, and the Cleveland Site Readiness Fund.

You can read about the entire leadership team at https://www.chicagotrend.com/leadership.

The Property Teams

TREND has a track record of assembling teams of local experts (e.g., leasing, management, insurance, landscaping) to provide hands-on property management, stay on top of issues, retain existing tenants and attract new ones to improve financial performance and community impact.

TREND has also helped nearly two dozen Black entrepreneurs to open and/or operate at the shopping centers that it owns.

TREND will continue to identify diverse professionals, contractors, and tenants as it acquires shopping centers across the country.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to acquire and redevelop the Hawthorn Crossings, located at 900 – 1060 West Broadway, Minneapolis, Minnesota, 55411.[9]

We are trying to raise a maximum of $1,000,000 but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on July 31, 2026 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000 Investments above $1,000 may be made in $500 increments (e.g., $1,500 or $2,000, but not $1,136). An investor may cancel his or her commitment up

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[8] https://www.brookings.edu/
[9] https://maps.app.goo.gl/1mZvyLgM9RcMV5BC7

9

until 11:59 PM EST on July 29, 2026 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

Content Standards: No funding portal communication may predict or project performance, imply that past performance will recur or make any exaggerated or unwarranted claim, opinion or forecast. A hypothetical illustration of mathematical principles is permitted, provided that it does not predict or project the performance of an investment.

We have created a return calculation (Exhibit F) based on our current assumptions about the project's acquisition and operations.

We plan to sell the property after 10 years of operations. Cash flow and profits from liquidation are expected to net a total of $8,027,079 over the 10-year period. Our calculation shows that a $1,000 investment might return $3,210 over that 10-year period.

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the LLC Operating Agreement, for additional detail on how distributions will be made and Exhibit A for the business plan, which includes the project budget.

Special matching grants for neighborhood investors.

TREND Community Development Corporation ("TREND CDC"), a 501(c)(3) nonprofit affiliate of the Manager, has secured grant funding to provide eligible investors who reside or work in the 55411, 55412, and 55430 ZIP codes with a $1,000 equity matching grant.

A total of up to $40,000 in matching grant funds is available, supporting up to 40 eligible investors on a first-come, first-served basis.

Each eligible investor may receive a maximum matching grant of $1,000. The matching grant amount remains $1,000 regardless of whether the investor invests $1,000 or more than $1,000 in the Offering.

Matching grants will be awarded on a first-come, first-served basis based on the later of:

1. the date the qualifying investment is made; and
2. the date TREND CDC receives a complete application and all required supporting documentation.

If more than 40 eligible applications are received, additional applicants may be placed on a waitlist, subject to grant funding availability.

Eligibility Requirements

To qualify for the matching grant program, you must:

- reside or work in the 55411, 55412, and 55430 ZIP codes at the time you make your investment;
- be at least 18 years old;
- make a minimum investment of $1,000 in the Offering;
- submit only one matching grant application per person; and
- make your investment no later than seven (7) days before the Offering closing date.

How to Apply

Step 1 — Make Your Investment

Complete your investment in the Offering.

Step 2 — Submit Proof of Eligibility

Email the following information to hello@trendcdc.org:

- your full legal name, mailing address, phone number, and email address;
- proof of residency in the 55411, 55412, and 55430 ZIP codes (for example, a utility bill showing your name and current address); OR proof of employment in the same ZIP codes (e.g., paystub, work email)
- a copy of your driver's license or other government-issued identification.

Step 3 — Eligibility Review

TREND CDC will:

- confirm that your investment has been processed successfully;
- review your eligibility documentation; and
- provide next steps for finalizing the matching investment, if approved.

Important Notes

- Matching grants are contingent upon the Offering reaching its Target Amount. As required by SEC regulations, if the Offering does not reach its Target Amount, investor funds will be returned, and no matching grants will be issued.
- Matching grants are subject to the availability of grant funds.
- TREND CDC reserves the right to modify, suspend, or discontinue the matching grant program at any time, subject to grant funding availability and applicable law.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,000,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Acquisition and Pre-Development Costs	$98,000
Small Change success fee	$2,000
TOTAL	**$100,000**

If we raise the maximum goal of $1,000,000:

Use of Money	How Much (approximately)
Acquisition and Pre-Development Costs	$1,160,400
Small Change success fee	$65,000
TOTAL	**$1,225,400**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $500.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on July 29, 2026 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1 for each Investor Share.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated May 21, 2026, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D and a summary as Exhibit E.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made as follows:

- 49 % to the Investor Members, in proportion to each Investor Member's ownership of Shares; and
- 51 % to the Sponsor.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may be modified or amended only with the consent of the Manager and investors owning a majority of the Investor Shares.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all the Sponsor Shares will be owned by the Manager.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

Tax Consequences

Please see Exhibit F for a summary of the tax consequences of investing in the Company.

The Person Who Controls the Company

Lyneir Richardson and Bob Weissbourd own all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Richardson and Mr. Weissbourd effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company, and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

- An administrative fee of $10,000; plus
- A success fee equal to 7% of funds raised, less up to a $5,000 discount for a successful offering.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A			

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
- Include only offerings conducted by this entity, not by other entities you might own

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None - NA				

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promoter you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Asset Management Fee	Monthly	Chicago TREND Corporation	The Manager	$2,500 per month
Guaranty Fee	August 30, 2026. The fee will be paid at closing.	Lyneir Richardson	CEO of Chicago TREND Corporation	1% of senior loan

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on April 16, 2026. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit E.

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://www.chicagotrend.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in Exhibit C: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

There is no additional information to share.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: BUSINESS PLAN

HAWTHORN CROSSINGS

Acquisition & Community Ownership

902–1030 W Broadway Avenue | Minneapolis, MN 55411

TREND

KOMATSU
PC 360 LC
NAIL'S ENVY & SPA
FAMILY DOLLAR

SECTION ONE

About TREND

Our portfolio, impact, and inclusive ownership model



We're entrepreneurs with a mission

TREND is a socially-minc enterprise, passionate a revitalizing communitie inclusive urban develop

We launched in 2016 with a seed inve from the philanthropic sector. TREND 501(c)3 non-profit was formed in 201 complement our mission.

FOUNDING FUNDERS

MacArthur Foundation

THE CHICAGO COMMUNITY TR AND AFFILIATES

Theory of change

Commercial real estate ownership is one of the most powerful, and most unequal, drivers of wealth

THE GAP

81%

of the value of nonresidential commercial real estate is owned by 1% of U.S. households.

Source: Brookings Institution, Buy Back the Block Lab.

THE PROBLEM

Extractive ownership

Decades of disinvestment have left retail corridors in low- and moderate-income communities underserved, with wealth flowing out rather than circulating locally.

THE MODEL

Inclusive ownership

Community co-ownership of commercial real estate paired with deep industry knowledge and mission-aligned management, strengthens the neighborhood and builds wealth for investors.

THE IMPACT

A virtuous cycle

When residents own, protect, and respect center. Regional and retailers are attracted businesses thrive, and amenities flow to the

Two organizations, one mission

The TREND enterprise pairs a for-profit social enterprise with a 501(c)(3) nonprofit — operating independently, working together.

FOR-PROFIT · FOUNDED 2016

Chicago TREND Corporation

"TREND"

Mission-driven real estate platform that acquires and operates neighborhood shopping centers while creating pathways for community ownership.

LEADS
- Acquires community-oriented shopping centers
- Leads development, property management, leasing, and operations
- Manages the TREND Real Estate Fund
- Distributes returns to community investors

501(c)(3) NONPROFIT · FOUNDED

TREND Community Development

"TREND CDC"

Charitable partner to TREND. Leads ancillary p in the communities surrounding the shopping unlocks grant capital and public subsidies.

LEADS
- Community engagement & investor education
- Small business support & placemaking
- Public safety collaborations
- Climate-positive improvements

THE TREND ENTERPRISE
Mission-aligned. Structurally separate.

Independent governance, bank accounts, audits, and tax filings. transactions governed by board-approved service agreements.

THE TREND TEAM

Experienced. Grounded. Accountable.

Guided by decades of professional practice and lived experience, our team is driven by a shared commitment to revitalizing and reimagining commercial corridors.



LYNEIR RICHARDSON

Co-Founder and CEO



WILLIAM MCINTOSH III

VP of Finance & Operations



TAY CRAIG

VP of Commercial Real Estate Acquisitions & Asset Management



JAE ROE

VP of Property Management



EMMA MACROBERTS

Chief Operating Officer, TREND CDC



DE'ANDRA ONYEKWERE

Financial Controller

TREND formed a $15M Fund to acquire neighborhood shoppin... centers **in and with** people res... low-and moderate-income communities.



DISCIPLINED STRATEGY & EXECUTION

INCLUSIVE INVESTMENT MODEL

SOCIAL IMPACT LENS

Local ownership, Black wealth generation

Scalable model, national opportunity

Energized local economies, stronger neighborhoods

INCLUSIVE OWNERSH

Democratizing Commercial Real Estate

3
CITIES

6
SHOPPING CENTERS



462
INVESTORS

$1.1
COMMUN

THE INVESTOR PROFILE

70% Black Investors

44% Women Investors

$2,554 Average Investment

THE MOTIVATION

Earn a financial return & supp
positive community developm

OUR PORTFOLIO

TREND Portfolio | $40M

ASSETS UNDER MANAGEMENT





SHAWN MICHELLE
HOMEMADE ICE CREA
DENTIST

Butterfield Plaza
Olympia Fields, IL
19,468 SF | Acquired 2020

BAR+RESTAURANT
OPEN

2111 South State St
Chicago, IL
12,881 SF | Acquired 2021



Walbrook Junction
Baltimore, MD
47,070 SF | Acquired 2021

Edmondson Village
Baltimore, MD
139,417 SF | Acquired 2023

Chicago Family Health Center
SUBWAY

Roseland Medical Center
Chicago, IL
27,000 SF | Acquired 2024



THE PATTY SHOP

Mount Vernon Plaza
Columbus, OH
50,686 SF | Acquired 2025

OUR TRACK RECORD

Community investors by project



$332,500 raised

OPEN TO EVERYONE
Reg CF

100% of $35,000 min goal raised

99% of $335,000 max goal raised

130 investors with **0** days left to invest

Offering Closed

Walbrook Junction
Acquired 2021

$454,000 raised

OPEN TO EVERYONE
Reg CF

100% of $100,000 min goal raised

46% of $980,000 max goal raised

200 investors with **0** days left to invest

Offering Closed

Edmondson Village
Acquired 2023



$134,500 raised

OPEN TO EVERYONE
Reg CF
NSSC Funding Portal, LLC

100% of $100,000 min goal raised

10% of $1,250,000 max goal raised

52 investors with **0** days left to invest

Offering Closed

Roseland Medical Center
Acquired 2024

$251,00

OPEN TO EV
Reg CF
NSSC Funding Porta

100% of $100,

25% of $1,000

76 investor

O

Mount Ve
Acquired

OUR PROOF OF CONCEPT

Examples of impact

Community development, wealth-building, and commercial revitalization—delivered.







01

REVITALIZATION

Edmondson Village

Baltimore, MD

Multi-year, multi-phase redevelopment underway. New leases signed including ALDI, Ascension Saint Agnes Primary Care, Dunkin, Dominos, locally-owned businesses, and a new Meals on Wheels headquarters in progress.

02

MODEL VALIDATED

Chatham Plaza

Chicago, IL

Co-owned shopping center sold in June 2025, delivering a strong return on investment and proving the community-ownership model works.

03

RETURNS TO RES

Roseland Med

Chicago, IL

Nearly fully leased and p
growth. Value-add deve
on adjacent vacant lot. I
made to community inv

Hawthorn Crossings Business Plan

The property. The neighborhood. The vision for community co-ownership.

902–1030 W Broadway Ave | Minneapolis, MN 55411



PROPERTY | MINNEAPOLIS, MN

Hawthorn Crossings

902–1030 W Broadway Avenue

TOTAL SIZE	51,459 SF
SITE AREA	4.98 acres
BUILDINGS	3 (built 1993–1997)
OCCUPANCY	84.6%
AVG. LEASE TERM	4.5 years
AVG. NET RATE	$16 per square foot
FRONTAGE	~800 ft on W Broadway

Source: Colliers Offering Memorandum (2024)

PROPERTY | MINNEAPOLIS, MN

Tenant Mix

A neighborhood-serving tenant base with national, regional and local tenants.









McDonald's

Lit

SmartFresh Laundry	Community Medical Services	Family Beauty Supply	Chicago Style JJ Fish

10 tenants leased · *2 spaces in active negotiations with community-serving retailers*

Source: Hawthorn Crossings rent roll (May 2026).



NORTH
MINNEAPOLIS
TATSCRU

NORTH MINNEAPOLIS

A neighborhood on the rise.

CONTEXT

Why North Minneapolis

Hawthorn Crossings sits on a corridor where long-term disinv
momentum now intersect, making ownership structure espec

50%

Black population—one of Minneapolis's most diverse neighborhoods (vs. 18.8% citywide)

24%

Live below the po
disinvestment (vs.

Our plan for Hawthorn Crossings is alig Northside Neighborhood Plan

The community-led $1.5B, 10-year plan by the African American Le
and Gensler designated the W Broadway & Bryant intersection as a
TREND's plan to strengthen tenancy, upgrade site conditions, and e
opportunities such as mixed-income housing and a new retail build
community goals and market realities.

Sources: ACS 2024 5-year estimates; Northside Forward, AALF & Gensler (2025).

Investment in North Minneapolis

Momentum and partners

Hundreds of millions in public and private-sector investment are converging on the north side



$22M



NEON Collective Kitchens

A 25,000 SF, 10-kitchen food incubator across from Hawthorn Crossings—scaling up to 200 Black-owned food businesses a year.

$68M



Satori Village

Mixed-use development at W Broadway & Bryant—new housing and retail directly adjacent to Hawthorn Crossings.

METRO Blue Line

Planned extension will conn
regional transit network—a
corridor.



201A
201A

163 units



Peregrine Apartments

163 units of affordable housing delivered along West Broadway in 2023—validating demand for housing.

75 units

Hawthorne EcoVillage Apartments

75 units of affordable housing delivered in 2017—anchoring a corridor-wide pattern of residential growth.

Sources: Hawthorn Crossings Offering Memorandum, Colliers (2024); KARE 11 (Feb 2026); Metropolitan Council, METRO Blue Line Extension.









TREND'S VISION

The plan for Hawthorn Crossings

Strengthen the tenant mix. Explore value-add opportunities. Layer in placemaking and climate-positive improvements.



W Broadway Ave
902
906-916 W Broadway Ave
1010-1030 W Broadway Ave
N 21st Ave



01

NEAR-TERM

Stabilize & lease up

Move occupancy from 84.6% today to fully leased. Fill vacant suites with community-serving retail. Support existing operators.

02

ONGOING

Value-add opportunities

Invest in creative placemaking and climate resilience projects. Explore value-add opportunities including new pad-site and mixed-housing development

melinda myers

PLACEMAKING

Large-scale art and bold signage that signal momentum, lift community pride, and invite local entrepreneurs to see themselves at the center.

CLIMATE

Solar panels and re
energy use, manag
corridor adapt to a

Sources: Minneapolis 2040 Plan; Northside Forward (AALF & Gensler, 2025). Photos: Hawthorn Crossings Offering Memorandum, Colliers (2024); Neighborhood Design Center (mural, plaza); TREND (solar p Myers, Climate Conscious Gardening (landscaping).



The community investor experience

A clear, accessible on-ramp to commercial real estate ownership with professional asset management and transpa...



Minimum investment $1,000—intentionally accessible to first-time commercial real estate investors.



Offering platform Investment offering through Small Change, the financial technology platform selected by TREND.



Target hold & distributions 10-year expected hold period, with annual distributions from available property cash flow... stabilized.



Reporting Regular investor updates on property performance, leasing activity, and community impact.



Governance TREND sponsors and manages the property and the community investment vehicle, providing professiona... management on behalf of community investors.

SPECIAL INCENTIVE FOR HYPER-LOCAL INVESTORS

Local investor match

*If you **live or work** in 55411, 55412, or 55430 TREND CDC will match the first $1,000 you invest in Hawthorn Crossings. First 40 inve*



YOU INVEST		TREND MATCHES		YOU O
$1,000	+	**$1,000**	=	**$2,0**
of your money		free, from a grant		Equity stake in Hawt





Invest more than $1,000? Great, but the match is only on the first $1,000. Example: Invest $5,000 → you own $6,000.

WHO QUALIFIES

- Live and/or work in 55411, 55412, 55430
- You are 18 or older
- You invest at least $1,000 in Hawthorn Crossings
- First 40 investors, first-come first-served

HOW TO APPLY

1. Invest. Make your investment on Small Change.

2. Send proof. Email hello@trendcdc.org with your na number, two documents proving residency (e.g., drive OR two documents proving employment (e.g., paystu

3. Get matched. TREND CDC confirms your match bef

Match contingent on the offering reaching its minimum funding target. Eligibility confirmed before the crowdfunding period closes. Questions: hello@trendcdc.org

Budget Summary

$12.1M total project budget

USES	
Acquisition & Pre-Development Costs	$10,563,339
Repairs and Improvements	$1,562,921
Total Project Costs	**$12,126,260**

SOURCES	
First Mortgage Loan	
Subordinate Debt	
Capital Grants & Subsidies	
TREND/Investors Equity	
Total Project Sources	**$12**

Operating projections

Ten-year hold | Expected positive cash flow in year 2

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Total Rental Revenue	727,460	869,197	893,277	914,349	934,590	941,532	936,965	986,405	1,019,086
Total Other Tenant Revenue	456,851	537,933	635,848	656,284	677,272	692,081	710,667	727,067	751,102
Total Tenant Revenue	1,184,311	1,407,130	1,529,125	1,570,633	1,611,862	1,633,613	1,647,631	1,713,472	1,770,188
Operating Subsidies	223,000	0	0	0	0	0	0	0	0
Gross Revenue	**1,407,311**	**1,407,130**	**1,529,125**	**1,570,633**	**1,611,862**	**1,633,613**	**1,647,631**	**1,713,472**	**1,770,188**
Total Operating Expenses	563,861	588,269	687,028	707,464	728,453	749,242	770,320	794,086	818,121
Net Operating Income	**843,450**	**818,861**	**842,097**	**863,168**	**883,409**	**884,371**	**877,312**	**919,387**	**952,067**
Total Non-Operating Expenses	34,500	40,145	40,809	41,494	42,198	42,924	43,672	44,442	45,236
Total Leasing Costs	133,571	15,091	0	0	7,933	13,970	0	0	0
Total Capital Cost	0	17,384	17,866	18,287	18,692	18,831	18,739	19,728	20,382
Total Leasing & Capital Costs	133,571	32,475	17,866	18,287	26,625	32,801	18,739	19,728	20,382
Total Debt Service	675,378	675,379	675,379	675,378	675,378	675,379	675,379	675,378	675,378
Cash Flow After Debt Service	**0**	**70,862**	**108,043**	**128,010**	**139,208**	**133,267**	**139,521**	**179,838**	**211,072**

Source: TREND Hawthorn Crossings business plan (2026), 10-year cash flow forecast.

How will this work for you?

Cash flow from operation and sale proceeds

$8,027,080

Total expected return to investors over the 10-year hold period

YEAR 10 DISPOSITION SCENAR
Year 10 NOI
Exit Cap Rate
Disposition Value
Less: Outstanding Mortgages
Less: Commission (4%)
Less: Closing Costs (5%)
Net Proceeds at Sale of Asset

ANTICIPATED BEST GUESS NET OPERATING INCOME / FREE CASH FLOWS	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9
Net Operating Income	$843,450	$818,861	$842,097	$863,168	$883,409	$884,371	$877,312	$919,387	$952,067
Less: Mortgage Debt Service	($675,378)	($675,379)	($675,379)	($675,378)	($675,378)	($675,379)	($675,379)	($675,378)	($675,378)
Less: Non-Operating Expenses	($34,500)	($40,145)	($40,809)	($41,494)	($42,198)	($42,924)	($43,672)	($44,442)	($45,236)
Less: Leasing and Capital Cost	($133,571)	($32,475)	($17,866)	($18,287)	($26,625)	($32,801)	($18,739)	($19,728)	($20,382)
Operating Cash Flow to Equity	—	**$70,862**	**$108,043**	**$128,010**	**$139,208**	**$133,267**	**$139,521**	**$179,838**	**$211,072**
Liquidation Proceeds (Net Sale)	—	—	—	—	—	—	—	—	—
Total Expected Projected Cash Flow for Distribution	—	**$70,862**	**$108,043**	**$128,010**	**$139,208**	**$133,267**	**$139,521**	**$179,838**	**$211,072**
Up to 49% Investor (pro-rata)	—	**$34,722**	**$52,941**	**$62,725**	**$68,212**	**$65,301**	**$68,365**	**$88,121**	**$103,425**
To a $1,000 investor	—	**$28**	**$43**	**$51**	**$56**	**$53**	**$56**	**$72**	**$84**
To a $10,000 investor	—	**$283**	**$432**	**$512**	**$557**	**$533**	**$558**	**$719**	**$844**

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the re Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.

#WeOwnThis

Building the future of the north side. Together.

NEXT STEP

Learn more at smallchange.co

Hawthorn Crossin

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guarantees that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve responded by raising interest rates significantly. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages it could affect the ability of tenants to pay rent.

Project-Specific Risks:

- Entitlement and Permitting Risk: While management has extensive experience navigating zoning and entitlement processes, delays or denials could result in added expenses or delays.
- Regulatory/Compliance Risk: Changes to local and state building codes, accessibility requirements, and/or safety regulations during construction or operations could result in added expenses or delays.
- Construction-specific risks: Delays, cost overruns, labor and material shortages, and/or construction-site injuries could result in added expenses or delays.
- Financing Risk: Difficulty securing or maintaining construction and permanent financing, or changes in lending terms, could result in added expenses or delays.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- Changes in interest rates
- Competition from new and existing properties
- Changes in national or local economic conditions
- Environmental contamination or liabilities
- Changes in the local neighborhood
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects
- Regulatory changes
- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that make it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guarantee that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital it might sell Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell that other kinds of assets, like publicly-traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Shares:

- There will be no public market for your Shares, meaning you could have a hard time finding a buyer.
- By law, you may not sell your Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).
- Under the LLC Agreement, the Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.
- The Manager has the right to impose conditions on the sale of Shares, and these conditions might not be acceptable to you.
- If you want to sell your Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investor Members if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.
- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.
- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in the State of Ohio, which might not be convenient for you.
- You would not be entitled to a jury trial.
- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.
- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.
- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.
- You waive your right to have the Company dissolved by a court.
- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.
- The LLC Agreement restricts your right to sell or otherwise transfer your Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


EXHIBIT C: REG CF INVESTMENT AGREEMENT

1000 Hawthorn Crossings LLC

This is an Investment Agreement, entered into on _____ by and between 1000 Hawthorn Crossings LLC (the "<u>Company</u>") and _____ ("<u>Purchaser</u>").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "<u>Platform</u>").

II.   The Company and its members are parties to an agreement captioned "Limited Liability Company Agreement - 1000 Hawthorn Crossings LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "<u>Disclosure Document</u>"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

   2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as _____ [Number of Shares] Shares for _____ [Purchase Price] (the "<u>Shares</u>").

   2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10. **Governing Law**. Your relationship with us shall be governed by the internal laws of the State of Delaware, without considering principles of conflicts of law.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Minnesota, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.	**Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.	**Notices**. All notices between us will be electronic. You will contact us by email at info@chicagotrend.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.	**Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.	**Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.	**Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.	**Miscellaneous Provisions**.

17.1.	**No Transfer**. You may not transfer your rights or obligations.

17.2.	**Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3.	**Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.	**No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: 1000 Hawthorn Crossings LLC
By: Chicago TREND Corporation

By: _____

   Lyneir Richardson, CEO and Co-founder

EXHIBIT D: LIMITED LIABILITY COMPANY AGREEMENT
1000 HAWTHORN CROSSINGS LLC

This is an Agreement, entered into and effective on __May 21, 2026__, by and among 1000 Hawthorn Crossings LLC, a Delaware limited liability company (the "Company"), The Chicago TREND Corporation, an Illinois corporation ("Sponsor" or the "Manager"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   Some or all of the Investor Members acquired their interests in the Company through www.SmallChange.co (the "Site").

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Formation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "1000 Hawthorn Crossings LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to purchase, renovate and operate the property at 900–1060 W Broadway, Minneapolis, MN 55411 (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Initial Contributions**. Sponsor is committing $2,500,839 to the capital of the Company in the form of cash. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2.   **Other Required Contributions**. Except as provided in section 2.1 , no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) 6% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the

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number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

      2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

      2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

      2.4.7.   No Member shall be liable to any other Member for the return of his, her, or its capital.

    2.5.   **No Third-Party Beneficiaries.** Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

    3.1.   **Shares**. As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by One Million Two Hundred Twenty-Five Thousand (1,225,000) "Shares." The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

    3.2.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

    3.3.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

    3.4.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

    3.5.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1. **Distributions**.

4.1.1. **In General**. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

a) 49% to the Investor Members, in proportion to each Investor Member's ownership of Investor Shares; and

b) 51% to Sponsor.

The percentages set forth above are based upon the assumption that the Investor Shares will equal 49% of the total equity invested in the Company and Sponsor Shares will equal 51% of the total equity invested in the Company. To the extent the ratio of Investor Share to Sponsor Shares does not match this ratio, the Manager shall adjust the percentages distributed to each set of Members accordingly to match the ratio of Investor Shares to Sponsor Shares. As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager. Investor Shares, which will total 1,225,000, shall include investors in this Offering, and may also include the Sponsor, its affiliates or investors acquired in a follow-up offering.

4.1.2. **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3. **Definitions**. The following definitions shall apply for purposes of this section 4.1:

a) "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

b) "Investor Member" means a Member that has made a Capital Contribution.

c) "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4. **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6. **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2.   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3.   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5.   **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). Sponsor shall serve as the Manager of the Company.

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members or permit existing Members to contribute additional capital on such terms as the Manager may determine and to adjust the Percentage Interests of the Members pro rata based upon any additional capital contributed by new or existing Members;; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.1.4.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5.   **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2.   **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

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5.4.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.5.   **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.6.   **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Shares to investors, including legal and accounting expenses.

5.7.   **Compensation of Manager and Affiliates**.

5.7.1.   **Guaranty Fee**. As compensation for its services in guaranteeing the debt of the Company, the CEO of an affiliate of the Manager, Lyneir Richardson, shall be entitled to a one-time fee equal to 1% of the senior loan.

5.7.2.   **Asset Management Fee**. Each month the Manager shall be entitled to an asset management fee equal to $2,500.

5.7.3.   **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets class(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal

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quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4. **Right of Inspection**.

7.4.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as

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required under Code section 6226(b).

7.5.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Transfers by Members**.

8.1.1. **In General**. A Member (a "<u>Transferor</u>") may not sell, transfer, dispose of, or encumber (each, a "<u>Transfer</u>") any of his, her, or its Shares (the "<u>Transferred Shares</u>"), without or without consideration, except as set forth in this Article Eight. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2. **First Right of Refusal**.

(a) **In General**. In the event a Member (the "<u>Selling Member</u>") receives an offer from a third party to acquire all or a portion of his, her, or its Shares (the "<u>Transfer Shares</u>"), then he, she, or it shall notify the Manager, specifying the Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3) If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the

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purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3.   **Application to Entities**. In the case of a Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a) (i) the Transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5.   **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.6 below, such transferee shall be entitled only to

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the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6. **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a) The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b) A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c) All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d) The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2. **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of the Member pursuant to section 9.1.5, subject to all of the terms and conditions of this Agreement.

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8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.5. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Shares, then, upon notice of the sale or other disposition, each Member, or each Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members, or Members, would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member, or Member, shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member, or Member, shall grant to the Manager a power of attorney to act on behalf of such Member, Member, in connection with such sale or other disposition; and (iv) each Member, or Member, shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6. **Mandatory Redemptions**.

8.6.1. **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

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8.6.2.   **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3.   **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7.   **Section 1031 Exchange**. The Manager may exchange the Property for other property in a transaction described in Code section 1031, but only if, in connection with such transaction, each Member is given the option to sell all (but not less than all) his, her, or its Shares back to the Company for an amount equal to the amount such Member would receive if all the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company.

8.8.   **Fair Market Value of Assets**.

8.8.1.   **In General**. For purposes of section 8.5, section 8.6.3, and section 8.7, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair

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market value.

8.8.2. **Special Rules**.

(a) **Designation of Representative**. If the Shares of more than one Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.8.3. **Cost of Appraisals**. The Company on one hand and the Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.8.1. If a third appraiser is required, the parties shall share the cost equally.

8.9. **Withdrawal**. A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Member who transfers a Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

    9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

    10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

    10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

    10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

    10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

    10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

    10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

    10.3.   **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

   11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

   11.1.1.   The correction of typographical errors;

   11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

   11.1.3.   The creation of additional classes of limited liability company interests pursuant to section 3.1;

   11.1.4.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

   11.1.5.   An amendment that cures ambiguities or inconsistencies in this Agreement;

   11.1.6.   An amendment that adds to its own obligations or responsibilities;

   11.1.7.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

   11.1.8.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

   11.1.9.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

   11.1.10.   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

   11.1.11.   A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

   11.1.12.   A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

   11.1.13.   An amendment that conforms to the Disclosure Document;

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11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Member or requiring a Member to make additional Capital Contribution; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.4, shall require the consent of the Manager and Members holding a majority of the Shares.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Members (for example, to increase the Preferred Return of one or more Members), without the consent of any other Member, provided that any such increase does not decrease the distributions to any other Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member (who may be all Members, or only Members holding a given class of Shares) in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Members holding at least Twenty Percent (20%) of the Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder such Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. **ARTICLE TWELVE: MISCELLANEOUS**

12.1.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4.   **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

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12.9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10.   **Execution by Members**. It is anticipated that this Agreement will be executed by Members through the execution of a separate Investment Agreement.

12.11.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

1000 HAWTHORN CROSSINGS LLC
By: Chicago TREND Corporation
As Manager

By   _____
Lyneir Richardson, CEO

EXHIBIT E: FINANCIAL STATEMENTS

1000 HAWTHORN CROSSINGS LLC
A Delaware Limited Liability Company

Financial Statement and Independent Auditor's Report
April 16, 2026 (Inception)

1000 HAWTHORN CROSSINGS LLC

TABLE OF CONTENTS



To the Manager of
1000 Hawthorn Crossings LLC
Wilmington, DE

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statement of 1000 Hawthorn Crossings LLC the "Company"), which comprises the balance sheet as of April 16, 2026 (inception), and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of April 16, 2026 (inception), in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not commenced planned principal operations, has not generated revenues or profits, and is reliant upon its managing member for continued funding of its operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
May 12, 2026

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

1000 HAWTHORN CROSSINGS LLC
BALANCE SHEET
As of April 16, 2026 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)

Current Liabilities:

Accounts payable	$	-
Due to related party		-
Total Liabilities		-
Member's Equity/(Deficit):		-
TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of this financial statement.

1000 HAWTHORN CROSSINGS LLC
NOTES TO THE FINANCIAL STATEMENT
As of April 16, 2026 (inception)

NOTE 1: NATURE OF OPERATIONS

1000 Hawthorn Crossings LLC (the "Company") is a limited liability company formed on April 16, 2026, under the laws of the state of Delaware. The Company was formed to acquire, renovate, and operate Hawthorn Crossings, a neighborhood shopping center comprising approximately 51,459 square feet located on West Broadway Avenue in Minneapolis, Minnesota. The Company's strategy is to lease vacant space and stabilize operations. Through its sponsor's investment model, the Company intends to offer interests to investors, including minimum investments of approximately $1,000, who will participate in the results of operations of the property.

As of April 16, 2026 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's fiscal year end is December 31.

Use of Estimates
The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Risk and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of April 16, 2026 (inception), the Company has no cash and cash equivalents.

1000 HAWTHORN CROSSINGS LLC
NOTES TO THE FINANCIAL STATEMENT
As of April 16, 2026 (inception)

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Operating Expenses

Any expenses incurred by the Manager in carrying out its responsibilities and duties under the LLC Agreement shall be an expense of the Company for which the Manager shall be reimbursed.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of April 16, 2026 (inception).

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in this financial statement. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated any revenues or profits as of April 16, 2026 (inception), and is dependent upon its Manager and its affiliates for continued funding of its cash flow needs. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY/(DEFICIT)

No capital has been contributed to the Company as of April 16, 2026 (inception).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: RELATED PARTY TRANSACTIONS

On March 27, 2026, The Chicago TREND Corporation (the "Sponsor") commenced due diligence and entered into a purchase and sale agreement (the "Agreement") with Hawthorn Crossings Limited Partnership, a Minnesota limited partnership ("Seller"), for the acquisition of the real property commonly known as Hawthorn Crossings (the "Property"), located at 904 - 1030 West Broadway Avenue, Minneapolis, Minnesota. Pursuant to the Agreement, an earnest money deposit of $175,000 was required. On March 30, 2026, a related party funded the $175,000 earnest money deposit on behalf of the Sponsor. The consideration to be conveyed under the terms of the Agreement is a purchase price of $9,375,000, provided that all conditions precedent to the buyer's obligations to close under the Agreement have been satisfied, fulfilled, or waived in writing by the buyer. The Agreement states that the consummation of the sale will occur on or before June 30, 2026, with an option to extend the Closing Date to July 31, 2026.

The Sponsor intends to sell the property to the Company once the offering has been qualified and funds have been tendered to the Company.

As of April 16, 2026 (inception), legal title to the Property had not yet transferred to the Sponsor, and the Sponsor's rights were limited to those arising under the Agreement.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition, or results of operations.

NOTE 8: SUBSEQUENT EVENTS

<u>Regulation Crowdfunding</u>

The Company intends to initiate a Regulation Crowdfunding offering in 2026 to raise capital to finance its real estate project.

<u>Management's Evaluation</u>

Management has evaluated all subsequent events through May 12, 2026, the date the financial statement was available to be issued and determined there are no additional material events requiring disclosure or adjustment to the financial statement.

EXHIBIT F: RETURN CALCULATION

How will this work for you?

Cash flow from operation and sale proceeds

$8,027,080

Total expected return to investors over the 10-year hold period

YEAR 10 DISPOSITION SCENARIO

Year 10 NOI	$975,134
Exit Cap Rate	7.5%
Disposition Value	**$13,001,787**
Less: Outstanding Mortgages	($5,133,921)
Less: Commission (4%)	($520,071)
Less: Closing Costs (5%)	($650,089)
Net Proceeds at Sale of Asset	**$6,697,705**

ANTICIPATED BEST GUESS NET OPERATING INCOME / FREE CASH FLOWS	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10 (Sale)	Cumulative
Net Operating Income	$843,450	$818,861	$842,097	$863,168	$883,409	$884,371	$877,312	$919,387	$952,067	$975,134	$8,859,256
Less: Mortgage Debt Service	($675,378)	($675,379)	($675,379)	($675,378)	($675,378)	($675,379)	($675,379)	($675,378)	($675,378)	($675,379)	($6,753,785)
Less: Non-Operating Expenses	($34,500)	($40,145)	($40,809)	($41,494)	($42,198)	($42,924)	($43,672)	($44,442)	($45,236)	($46,053)	($421,473)
Less: Leasing and Capital Cost	($133,571)	($32,475)	($17,866)	($18,287)	($26,625)	($32,801)	($18,739)	($19,728)	($20,382)	($34,149)	($354,622)
Operating Cash Flow to Equity	—	$70,862	$108,043	$128,010	$139,208	$133,267	$139,521	$179,838	$211,072	$219,553	$1,329,375
Liquidation Proceeds (Net Sale)	—	—	—	—	—	—	—	—	—	$6,697,705	$6,697,705
Total Expected Projected Cash Flow for Distribution	—	$70,862	$108,043	$128,010	$139,208	$133,267	$139,521	$179,838	$211,072	$6,917,258	$8,027,080
Up to 49% Investor (pro-rata)	—	$34,722	$52,941	$62,725	$68,212	$65,301	$68,365	$88,121	$103,425	$3,389,456	$3,933,269
To a $1,000 investor	—	$28	$43	$51	$56	$53	$56	$72	$84	$2,766	$3,210
To a $10,000 investor	—	$283	$432	$512	$557	$533	$558	$719	$844	$27,660	$32,098

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B, Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.